Exhibit 99.1

Unaudited Condensed CONSOLIDATED interim FINANCIAL STATEMENTS

For the three and six months ended December 31, 2025 and 2024

(Expressed in United States Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	December 31, 2025	June 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	12	$41,547,528	$16,839,959
Receivables		46,115	21,467
Deposits and prepayments		417,816	232,743
		42,011,459	17,094,169

Non-current Assets
Equity investments		-	54,020
Property, plant and equipment	4	1,049,946	1,132,797
Mineral property interests	5	118,478,249	116,934,365
TOTAL ASSETS		$161,539,654	$135,215,351

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	6	$882,092	$835,763
Due to a related party	7	132,853	91,687
		1,014,945	927,450
Total Liabilities		1,014,945	927,450

Equity
Share capital	8	211,787,047	183,315,257
Share-based payment reserve		20,317,914	20,676,968
Accumulated other comprehensive income		9,151,894	8,697,745
Deficit		(80,732,146)	(78,402,069)
Total equity attributable to the equity holders of the Company		160,524,709	134,287,901
Total Equity		160,524,709	134,287,901

TOTAL LIABILITIES AND EQUITY		$161,539,654	$135,215,351

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Jalen Yuan
CEO

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three months ended December 31,		Six months ended December 31,
	Notes	2025	2024	2025	2024
Operating expense
Project evaluation and corporate development		$(9,812)	$(5,337)	$(24,431)	$(15,777)
Depreciation	4	(44,624)	(49,782)	(91,714)	(99,720)
Filing and listing		(143,951)	(65,878)	(218,696)	(169,196)
Corporate affairs and investor relations		(111,559)	(36,671)	(205,733)	(202,928)
Professional fees		(231,658)	(109,436)	(324,639)	(219,229)
Salaries and benefits		(431,744)	(441,926)	(864,326)	(849,318)
Office and administration		(301,240)	(485,940)	(537,055)	(788,355)
Share-based compensation	8(b)	(194,740)	(395,670)	(519,566)	(855,598)
		(1,469,328)	(1,590,640)	(2,786,160)	(3,200,121)

Other income
Income from investments	3	$306,671	$190,040	$420,722	$440,338
Foreign exchange (loss) gain		(421,783)	635,941	35,361	736,116
		(115,112)	825,981	456,083	1,176,454

Net loss		$(1,584,440)	$(764,659)	$(2,330,077)	$(2,023,667)

Attributable to:
Equity holders of the Company		$(1,584,440)	$(742,869)	$(2,330,077)	$(2,000,502)
Non-controlling interests		-	(21,790)	-	(23,165)
Net loss		$(1,584,440)	$(764,659)	$(2,330,077)	$(2,023,667)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.01)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of common shares - basic and diluted		181,182,058	171,526,721	176,614,592	171,471,452

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in US dollars)

		Three months ended December 31,		Six months ended December 31,
	Notes	2025	2024	2025	2024
Net loss		$(1,584,440)	$(764,659)	$(2,330,077)	$(2,023,667)
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income (loss):
Currency translation adjustment, net of tax of $nil		1,098,789	(2,687,111)	454,149	(2,032,275)
Items reclassified to net income:
Cumulative translation adjustment upon wind-up of a subsidiary		-	(464,256)	-	(464,256)
Other comprehensive (loss) income, net of taxes		$1,098,789	$(3,151,367)	$454,149	$(2,496,531)

Attributable to:
Equity holders of the Company		$1,098,789	$(3,031,018)	$454,149	$(2,379,997)
Non-controlling interests		-	(120,349)	-	(116,534)
Other comprehensive (loss) income, net of taxes		$1,098,789	$(3,151,367)	$454,149	$(2,496,531)
Total comprehensive loss, net of taxes		$(485,651)	$(3,916,026)	$(1,875,928)	$(4,520,198)

Attributable to:
Equity holders of the Company		$(485,651)	$(3,773,887)	$(1,875,928)	$(4,380,499)
Non-controlling interests		-	(142,139)	-	(139,699)
Total comprehensive loss, net of taxes		$(485,651)	$(3,916,026)	$(1,875,928)	$(4,520,198)

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three months ended December 31,		Six months ended December 31,
	Notes	2025	2024	2025	2024
Operating activities
Net loss		$(1,584,440)	$(764,659)	$(2,330,077)	$(2,023,667)
Add (deduct) items not affecting cash:
Income from investments	3	(306,671)	(190,040)	(420,722)	(440,338)
Depreciation	4	44,624	49,782	91,714	99,720
Share-based compensation	8(b)	194,740	395,670	519,566	855,598
Foreign exchange gain		421,783	(635,941)	(35,361)	(736,116)
Changes in non-cash operating working capital	12	(390,792)	(194,792)	(218,775)	(5,895)
Interest received	3	246,039	197,321	346,712	461,917
Net cash used in operating activities		(1,374,717)	(1,142,659)	(2,046,943)	(1,788,781)

Investing activities
Mineral property interest
Capital expenditures		(772,100)	(574,953)	(1,475,950)	(1,447,677)
Property, plant and equipment
Additions		(8,856)	(4,384)	(8,856)	(7,848)
Equity investments
Proceeds on disposals		127,184	-	127,184	-
Net cash used in investing activities		(653,772)	(579,337)	(1,357,622)	(1,455,525)

Financing activities
Proceeds from issuance of common shares for bought deal, net of transaction and issuance costs	8(c)	27,009,239	-	27,009,239	-
Proceeds from issuance of common shares for option exercised		444,309	3,773	536,718	3,773
Net cash provided by financing activities		27,453,548	3,773	27,545,957	3,773
Effect of exchange rate changes on cash		406,352	(1,175,672)	566,177	(647,686)

Decrease in cash		25,831,411	(2,893,895)	24,707,569	(3,888,219)
Cash and cash equivalents, beginning of the period		15,716,117	20,955,887	16,839,959	21,950,211
Cash and cash equivalents, end of the period		$41,547,528	$18,061,992	$41,547,528	$18,061,992

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital
	Notes	Number of common shares issued	Amount	Share-based payment reserve	Accumulated other comprehensive income (loss)	Deficit	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, July 1, 2024		171,299,119	$182,010,834	$19,931,083	$9,311,400	$(74,645,012)	$136,608,305	$(156,366)	$136,451,939
Options exercised		2,500	5,086	(1,313)	-		3,773		3,773
Restricted share units vested		338,594	741,765	(741,765)	-	-	-	-	-
Share-based compensation		-	-	1,251,822	-	-	1,251,822	-	1,251,822
Disposal upon wind-up of a subsidiary		-	-	-	-	-	-	296,065	296,065
Net loss		-	-	-	-	(2,000,502)	(2,000,502)	(23,165)	(2,023,667)
Currency translation adjustment		-	-	-	(2,379,997)	-	(2,379,997)	(116,534)	(2,496,531)
Balance, December 31, 2024		171,640,213	182,757,685	20,439,827	6,931,403	(76,645,514)	133,483,401	-	133,483,401
Options exercised		1,667	3,555	(981)	-	-	2,574	-	2,574
Restricted share units vested		262,421	554,017	(554,017)	-	-	-	-	-
Share-based compensation		-	-	792,139	-	-	792,139	-	792,139
Net loss		-	-	-	-	(1,756,555)	(1,756,555)	-	(1,756,555)
Currency translation adjustment		-	-	-	1,766,342	-	1,766,342	-	1,766,342
Balance, June 30, 2025		171,904,301	183,315,257	20,676,968	8,697,745	(78,402,069)	134,287,901	-	134,287,901
Options exercised	8(b)(i)	285,955	775,249	(238,530)	-	-	536,719	-	536,719
Restricted share units distributed	8(b)(ii)	379,513	687,302	(687,302)	-	-	-	-	-
Share-based compensation	8(b)	-	-	566,778	-	-	566,778	-	566,778
Common shares issued through bought deal financing	8(c)	11,385,000	27,009,239		-	-	27,009,239	-	27,009,239
Net loss		-	-	-	-	(2,330,077)	(2,330,077)	-	(2,330,077)
Currency translation adjustment		-	-	-	454,149	-	454,149	-	454,149
Balance, December 31, 2025		183,954,769	$211,787,047	$20,317,914	$9,151,894	$(80,732,146)	$160,524,709	$-	$160,524,709

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

1.             CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.             MATERIAL ACCOUNTING POLICY INFORMATION

(a)           Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2025. These unaudited condensed consolidated interim financial statements follow the same accounting policies, estimates and judgements set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2025.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended December 31, 2025 and 2024 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on February 10, 2026.

(b)           Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	December 31, 2025	June 30, 2025	Mineral properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas

(i) British Virgin Islands ("BVI")

(c)	New IFRS Accounting Standards and interpretations not yet applied

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on the financial statements. The Company has not early adopted any new accounting standard, interpretation or amendment that has been issued but is not yet effective.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

3.             INCOME FROM INVESTMENTS

Income from investments consist of:

	Three months ended December 31,		Six months ended December 31,
	2025	2024	2025	2024
Fair value change on equity investments	$60,632	$(7,972)	$74,010	$(10,672)
Fair value change on bonds	$-	691	-	(10,907)
Interest income	$246,039	197,321	346,712	461,917
Income from investments	$306,671	$190,040	$420,722	$440,338

4.             PROPERTY, PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, June 30, 2024	$630,000	$457,659	$486,490	$369,528	$90,461	2,034,138
Additions	-	67,748	-	17,372	-	85,120
Foreign currency translation impact	-	-	-	306	292	598
Balance, June 30, 2025	$630,000	$525,407	$486,490	$387,206	$90,753	$2,119,856
Additions	-	-	-	8,856	-	8,856
Foreign currency translation impact	-	-	-	(404)	(417)	(821)
Balance, December 31, 2025	$630,000	$525,407	$486,490	$395,658	$90,336	$2,127,891

Accumulated depreciation and amortization
Balance, June 30, 2024	$-	$(231,594)	$(280,622)	$(197,605)	$(79,787)	$(789,608)
Depreciation	-	(62,280)	(79,251)	(44,539)	(10,469)	(196,539)
Foreign currency translation impact	-	-	-	(415)	(497)	(912)
Balance, June 30, 2025	$-	$(293,874)	$(359,873)	$(242,559)	$(90,753)	$(987,059)
Depreciation	-	(34,311)	(37,125)	(20,277)	-	(91,714)
Foreign currency translation impact	-	-	-	410	417	828
Balance, December 31, 2025	$-	$(328,185)	$(396,998)	$(262,426)	$(90,336)	$(1,077,945)

Carrying amount
Balance, June 30, 2025	$630,000	$231,533	$126,617	$144,647	$-	$1,132,797
Balance, December 31, 2025	$630,000	$197,222	$89,492	$133,232	$-	$1,049,946

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

5.             MINERAL PROPERTY INTERESTS

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three and six months ended December 31, 2025, total expenditures of $667,812 and $1,181,086, respectively (three and six months ended December 31, 2024 - $418,680 and $935,787, respectively) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

For the three and six months ended December 31, total expenditures of $222,778 and $396,361, respectively (three and six months ended December 31, 2024 - $387,175 and $750,396, respectively) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three and six months ended December 31, 2025, total expenditures of $28,617 and $44,089, respectively (three and six months ended December 31, 2024 - $5,736 and $31,879, respectively) were capitalized under the project.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	-	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	-	60,424
Value added tax not claimed	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365
Capitalized exploration expenditures
Reporting and assessment	765	-	-	765
Drilling and assaying	-	-	589	589
Project management and support	720,428	301,217	31,370	1,053,015
Camp service	377,024	62,953	11,332	451,309
Permit and license	3,412	24,252	-	27,664
Value added tax not claimed	79,457	7,939	798	88,194
Foreign currency impact	(56,687)	(16,820)	(4,145)	(77,652)
Balance, December 31, 2025	$91,705,268	$21,733,392	$5,039,589	$118,478,249

6.             TRADE AND OTHER PAYABLES

Trade and other payables consist of:

	Dec 31, 2025	June 30, 2025
Trade payable	$261,844	$242,492
Accrued liabilities	620,248	593,271
	$882,092	$835,763

7.             RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere, if any, in the consolidated financial statements are as follows:

Due to a related party	December 31, 2025	June 30, 2025
Silvercorp Metals Inc.	$132,853	$91,687

(a)             Silvercorp Metals Inc. (“Silvercorp”) has one director and one officer (June 30, 2025 – one director and one officer) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2025 were $216,272 and $424,735, respectively (three and six months ended December 31, 2024 - $278,094 and $495,753, respectively).

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

(b)            Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended December 31, 2025 and 2024 are as follows:

	Three months ended December 31,		Six months ended December 31,
	2025	2024	2025	2024
Director's cash compensation	$16,132	$16,086	$32,468	$32,580
Director's share-based compensation	14,381	108,124	152,034	228,194
Key management's cash compensation	154,596	113,555	251,663	279,522
Key management's share-based compensation	108,566	232,162	216,638	496,737
	$293,675	$469,927	$652,803	$1,037,033

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

8.             SHARE CAPITAL

(a)  Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)  Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three and six months ended December 31, 2025, a total of $194,740 and $519,566, respectively (three and six months ended December 31, 2024 - $395,670 and $ 855,598, respectively) was recorded as share-based compensation expense.

For the three and six months ended December 31, 2025, a total of $46,252 and $47,212, respectively (three and six months ended December 31, 2024 – $184,421 and $396,224, respectively) was capitalized under mineral property interests.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

(i)	Stock options

The continuity schedule of stock options, as at December 31, 2025, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2024	3,773,000	$3.11
Options granted	1,810,333	1.58
Options exercised	(4,167)	2.10
Options forfeited	(883,166)	2.26
Balance, June 30, 2025	4,696,000	$2.68
Options exercised	(285,955)	2.59
Options forfeited	(342,001)	2.46
Balance, December 31, 2025	4,068,044	$2.70

The following table summarizes information about stock options outstanding as at December 31, 2025:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices (CAD$)	December 31, 2025	contractual life (years)	December 31, 2025	exercise price (CAD$)
$1.58	1,215,944	4.12	175,247	$1.58
2.10	861,600	3.04	413,600	2.10
3.33	478,000	1.10	478,000	3.33
3.42	624,500	2.05	518,333	3.42
3.67	20,000	2.06	16,667	3.67
3.89	10,000	1.14	10,000	3.89
3.92	20,000	2.29	16,667	3.92
4.00	838,000	1.43	838,000	4.00
$1.58 - $4.00	4,068,044	2.64	2,466,514	$3.25

Subsequent to December 31, 2025, a total of 81,583 options were exercised with an average exercise price of CAD $3.05.

(ii)	RSUs

The continuity schedule of RSUs, as at December 31, 2025, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, June 30, 2024	2,127,214	$2.94
Granted	1,139,333	1.58
Forfeited	(476,666)	2.07
Distributed	(601,015)	3.02
Balance, June 30, 2025	2,188,866	$2.40
Forfeited	(148,833)	1.94
Distributed	(379,513)	2.51
Balance, December 31, 2025	1,660,520	$2.41

Subsequent to December 31, 2025, a total of 99,666 RSUs were vested and distributed.

Page | 12

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

(c)	Bought deal financing

On October 21, 2025, the Company successfully closed a bought deal financing to issue a total of 11,385,000 common shares at a price of $2.53 (CAD $3.55) per common share for gross proceeds of $28,823,813. The underwriter’s fee and other issuance costs for the transaction were approximately $1,814,574.

9.             FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025 and June 30, 2025 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$41,547,528	$-	$-	$41,547,528
Equity investments	-	-	-	-

	Fair value as at June 30, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$16,839,959	$-	$-	$16,839,959
Equity investments	54,020	-	-	54,020

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2025, and June 30, 2025, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the six months ended December 31,2025.

Page | 13

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2025, the Company had a working capital position of $40,996,514 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	December 31, 2025		June 30, 2025
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$882,092	$882,092	$835,763
Due to a related party	132,853	132,853	91,687
	$1,014,945	$1,014,945	$927,450

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	December 31, 2025	June 30, 2025
United States dollars	$678,692	$650,984
Bolivianos	1,073,644	1,024,674
Total	$1,752,336	$1,675,658

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$166,449	$133,275
Bolivianos	475,104	459,472
Total	$641,553	$592,747

As at December 31, 2025, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $5,122.

As at December 31, 2025, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $5,985.

Page | 14

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2025. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2025, the Company had a receivables balance of $46,115 (June 30, 2025 - $21,467).

(f) Equity Price Risk

The Company holds certain marketable security that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at December 31, 2025, a 10% increase (decrease) in the market price of the security held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $nil.

10.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

Page | 15

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

11.	SEGMENTED INFORMATION

As at and for the six months ended December 31, 2025, the Company operates in four (as at and for the six months ended December 31, 2024 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

(a)	Segment information for assets and liabilities are as follows:

	December 31, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$40,735,943	$392,360	$431,889	$(12,664)	$41,547,528
Plant and equipment	143,846	230,963	39,456	635,681	1,049,946
Mineral property interests	-	91,705,268	21,733,392	5,039,589	118,478,249
Other assets	405,365	45,039	13,126	401	463,931
Total Assets	$41,285,154	$92,373,630	$22,217,863	$5,663,007	$161,539,654

Total Liabilities	$(759,593)	$(251,006)	$(4,067)	$(279)	$(1,014,945)

	June 30, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$16,341,420	$288,480	$210,194	$(135)	$16,839,959
Equity investments	54,020	-	-	-	54,020
Plant and equipment	153,455	291,060	50,326	637,956	1,132,797
Mineral property interests	-	90,580,869	21,353,851	4,999,645	116,934,365
Other assets	213,270	27,903	13,037	-	254,210
Total Assets	$16,762,165	$91,188,312	$21,627,408	$5,637,466	$135,215,351

Total Liabilities	$(685,596)	$(221,140)	$(20,585)	$(129)	$(927,450)

Page | 16

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Three months ended December 31, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(9,812)	$-	$-	$-	$(9,812)
Salaries and benefits	(431,744)	-	-	-	(431,744)
Share-based compensation	(194,740)	-	-	-	(194,740)
Other operating expenses	(687,658)	(111,611)	(30,992)	(2,771)	(833,032)
Total operating expense	(1,323,954)	(111,611)	(30,992)	(2,771)	(1,469,328)

Income from investments	306,671	-	-	-	306,671
Foreign exchange (loss) gain	(505,857)	48,644	35,430	-	(421,783)
Net (loss) income	$(1,523,140)	$(62,967)	$4,438	$(2,771)	$(1,584,440)

Attributed to:
Equity holders of the Company	$(1,523,140)	$(62,967)	$4,438	$(2,771)	$(1,584,440)
Non-controlling interests	-	-	-	-	-
Net (loss) income	$(1,523,140)	$(62,967)	$4,438	$(2,771)	$(1,584,440)

	Three months ended December 31, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(5,337)	$-	$-	$-	$(5,337)
Salaries and benefits	(441,926)	-	-	-	(441,926)
Share-based compensation	(395,670)	-	-	-	(395,670)
Other operating expenses	(659,759)	(80,673)	(3,888)	(3,387)	(747,707)
Total operating expense	(1,502,692)	(80,673)	(3,888)	(3,387)	(1,590,640)

Income from investments	190,040	-	-	-	190,040
Foreign exchange gain	570,632	50,020	15,288	1	635,941
Net loss	$(742,020)	$(30,653)	$11,400	$(3,386)	$(764,659)

Attributed to:
Equity holders of the Company	$(720,230)	$(30,653)	$11,400	$(3,386)	$(742,869)
Non-controlling interests	(21,790)	-	-	-	(21,790)
Net loss	$(742,020)	$(30,653)	$11,400	$(3,386)	$(764,659)

Page | 17

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

	Six months ended December 31, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(24,431)	$-	$-	$-	$(24,431)
Salaries and benefits	(864,326)	-	-	-	(864,326)
Share-based compensation	(519,566)	-	-	-	(519,566)
Other operating expenses	(1,113,308)	(205,208)	(54,670)	(4,651)	(1,377,837)
Total operating expense	(2,521,631)	(205,208)	(54,670)	(4,651)	(2,786,160)

Income from investments	420,722	-	-	-	420,722
Foreign exchange (loss) gain	(358,910)	280,151	114,120	-	35,361
Net (loss) income	$(2,459,819)	$74,943	$59,450	$(4,651)	$(2,330,077)

Attributed to:
Equity holders of the Company	$(2,459,819)	$74,943	$59,450	$(4,651)	$(2,330,077)
Non-controlling interests	-	-	-	-	-
Net (loss) income	$(2,459,819)	$74,943	$59,450	$(4,651)	$(2,330,077)

	Six months ended December 31, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(13,640)	$(2,137)	$-	$-	$(15,777)
Salaries and benefits	(849,318)	-	-	-	(849,318)
Share-based compensation	(855,598)	-	-	-	(855,598)
Other operating expenses	(1,265,020)	(196,561)	(11,696)	(6,151)	(1,479,428)
Total operating expense	(2,983,576)	(198,698)	(11,696)	(6,151)	(3,200,121)

Income from investments	440,338	-	-	-	440,338
Foreign exchange gain	639,347	67,284	29,482	3	736,116
Net loss	$(1,903,891)	$(131,414)	$17,786	$(6,148)	$(2,023,667)

Attributed to:
Equity holders of the Company	$(1,880,726)	$(131,414)	$17,786	$(6,148)	$(2,000,502)
Non-controlling interests	(23,165)	-	-	-	(23,165)
Net loss	$(1,903,891)	$(131,414)	$17,786	$(6,148)	$(2,023,667)

Page | 18

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the three and six months ended December 31, 2025 and 2024

(Expressed in US dollars)

12.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended December 31,		Six months ended December 31,
Changes in non-cash operating working capital:	2025	2024	2025	2024
Receivables	$(17,605)	$(15,866)	$(24,475)	$5,483
Deposits and prepayments	60,222	129,364	(184,043)	5,696
Accounts payable and accrued liabilities	(468,354)	(268,882)	(51,382)	(6,632)
Due to a related party	34,945	(39,408)	41,125	(10,442)
	$(390,792)	$(194,792)	$(218,775)	$(5,895)

	Three months ended December 31,		Six months ended December 31,
Non-cash capital transactions:	2025	2024	2025	2024
Reduction of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$100,853	$52,217	$98,372	$(125,838)

Cash and cash equivalents:	December 31, 2025	June 30, 2025
Cash on hand and at bank	$4,385,383	$8,007,009
Cash equivalents	37,162,145	8,832,950
	$41,547,528	$16,839,959

Page | 19